Exhibit 99.3

Chemomab Therapeutics Announces Second Quarter 2024 Financial Results and Provides
Corporate Update

──Reported Positive Phase 2 Results Demonstrating Safety and Anti-Fibrotic, Anti-Inflammatory and
Anti-Cholestatic Activity across Multiple Components of Primary Sclerosing Cholangitis (PSC)──

──Establishes Clinical Proof-of-Concept for Disease-Modifying Potential of CM-101 and Provides
Foundation for Advancing to PSC Phase 3 Pivotal Trial──

──Completed PIPE Financing Including Major New and Existing Investors that Extends Cash Runway
Through Beginning of 2026──

──On Track to Achieve Key Clinical Milestones in First Quarter of  2025; Continuing Discussions with
Potential Partners──

TEL AVIV, Israel, August 21, 2024 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the second quarter ended June 30, 2024, and provided a corporate update.

“This past period has been an exciting time of transformation for Chemomab. The positive results of the Phase 2 SPRING trial represent a major milestone for the company and clearly establish clinical proof-of-concept for CM-101 in primary sclerosing cholangitis (PSC) and potentially other fibrotic diseases,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “CM-101 achieved the primary and key secondary endpoints in the trial and is the first therapy to demonstrate broad, clinically relevant effects on the three main components of PSC. This is also the first PSC trial to show, after just 15 weeks of treatment, a statistically significant reduction in liver stiffness, a widely used and well validated measure for assessing disease progression in PSC.”

“We believe these results provide strong support for advancing CM-101 to a Phase 3 PSC trial, which we are in the process of planning and will be discussing with the FDA during the End-of-Phase 2 meeting targeted for later this year. We anticipate two milestones early in 2025 – additional data from the open label extension portion of the SPRING trial and finalization of the PSC Phase 3 design reflecting our discussions with the FDA. Based on recent developments in related indications, we are optimistic that an accelerated approval design incorporating surrogate biomarkers may be feasible for CM-101.”

Dr. Mor continued, “We were pleased to welcome existing and major new investors, including OrbiMed, HBM Partners and Sphera, who participated in our successful $10 million PIPE financing. The proceeds generated by this financing will enable us to achieve our upcoming milestones in early 2025 and fund the operations of the company through the beginning of 2026.”

Dr. Mor concluded, “As a first-in-class molecule with a promising novel target relevant to multiple fibro-inflammatory diseases, CM-101 has long been of interest to potential biopharma partners. As expected, the positive data reported from the Phase 2 SPRING trial provides us opportunities to further advance the optimal path forward for CM-101, including potentially partnering to accelerate timelines for CM-101 development in PSC and other indications.”

 Second Quarter 2024 and Recent Updates

◾
On July 30, 2024, Chemomab announced the closing of a private placement that resulted in gross proceeds of approximately $10 million. Existing investors such as OrbiMed and new investors including HBM Partners and Sphera Biotech Master Fund participated in the financing, which extends the company’s cash runway through early 2026.

◾
On July 25, 2024, Chemomab reported topline results from the CM-101 Phase 2 SPRING trial in patients with PSC. CM-101 met the primary study endpoint, demonstrating a favorable safety profile over the 15-week treatment period. CM-101-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including assessments of changes from baseline relative to placebo at Week 15 in liver stiffness; in liver fibrosis biomarkers, including the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; in total bilirubin and liver function tests; in pruritis (itch) and in markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the higher 20 mg/kg dose of CM-101 and in the prespecified subgroup of PSC patients with moderate/advanced disease. The open label extension portion of the Phase 2 SPRING trial is continuing, with results expected to be reported in early 2025.

◾
On June 18, 2024, Chemomab announced new scientific publications reinforcing the clinical potential of CM-101 in PSC. A proteomic analysis of patient samples further confirmed that the company’s novel CCL24 target is associated with disease severity and progression in PSC.

◾
On June 6, 2024, Chemomab participated in multiple data presentations at EASL 2024 and a Gordon Research Conference supporting the clinical potential of CM-101 as a novel treatment for PSC. The findings support CM-101’s mode of action in liver fibrosis and could help in characterizing its anti-fibrotic drug effects and potentially serve as a translational tool in future PSC clinical trials.

◾
On April 18, 2024, Chemomab announced a new peer-reviewed publication reinforcing the clinical association of its novel CCL24 target with disease severity and mortality in patients with systemic sclerosis.

◾
On April 10, 2024, Chemomab hosted an expert PSC webinar featuring Christopher Bowlus, MD, of UC Davis Health; Ricky Safer, founder and CEO of PSC Partners Seeking a Cure and Massimo Pinzani, MD, PhD, of the UCL Institute for Liver and Digestive Health and UPMC ISMETT.

Second Quarter 2024 Financial Highlights

◾
Cash Position: Cash, cash equivalents and short-term bank deposits were $12.8 million as of June 30, 2024, compared to $19.9 million as of December 31, 2023. On July 30, 2024, Chemomab successfully closed a $10 million private investment.

◾
Research and Development (R&D) Expenses: R&D expenses were $2.9 million for the second quarter of 2024, compared to $5.0 million for the second quarter of 2023. The decrease in R&D expenses in the second quarter of 2024 compared to the second quarter of 2023 primarily resulted from the completion of the double-blinded portion of the company’s CM-101 Phase 2 PSC trial.

◾
General and Administrative (G&A) Expenses: G&A expenses were $0.8 million for the second quarter of 2024, compared to $3.2 million for the second quarter of 2023. The decrease in G&A expenses primarily reflected reductions in headcount, consulting fees and other cost savings.

◾
Net Loss: Net loss was $3.6 million, or a net loss of approximately $0.01 per basic and diluted ordinary share for the second quarter of 2024, compared to $8.0 million, or a net loss of approximately $0.04 per basic and diluted ordinary share for the second quarter of 2023. The weighted average number of ordinary shares outstanding, basic and diluted, was 286,080,133 (equal to approximately 14.3 million ADSs) for the second quarter of 2024.

◾
Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of June 30, 2024, together with the additional funds of approximately $10 million raised in July 2024, will enable the Company to fund its operations through the beginning of 2026.

◾
Number of issued and outstanding shares:  Following completion of its July 2024 financing, the Company had 18,508,057 ADSs (representing 370,161,140  ordinary shares) issued and outstanding and 25,121,231 ADSs (representing 502,424,620  ordinary shares) outstanding on a fully diluted basis.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, in particular, the statements regarding  our resulting cash runway. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the company’s ability to ensure its cash runway extends through early 2026; the likelihood that the company can partner with other biopharma companies to accelerate timelines for CM-101 development in PSC and other indications; the risk that the full data set from the CM-101 study or data generated in further clinical trials of CM-101 will not be consistent with the topline results of the CM-101 Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for CM-101 in the U.S., Europe or other territories; failure to successfully commercialize CM-101, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for CM-101 if approved; uncertainties in the degree of market acceptance of CM-101 by physicians, patients, third-party payors and others in the healthcare community; inaccuracies in the Company's estimates of the size of the potential markets for CM-101 or in data the Company has used to identify physicians; expected rates of patient uptake, duration of expected treatment, or expected patient adherence or discontinuation rates; development of unexpected safety or efficacy concerns related to CM-101; failure to successfully conduct future clinical trials for CM-101, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of CM-101 for commercial or clinical needs, to conduct the Company's clinical trials, or to comply with the Company's agreements or laws and regulations that impact the Company's business or agreements with the Company; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; the cost and potential reputational damage resulting from litigation to which the Company may become a party, including product liability claims; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and inability to repay the Company's existing indebtedness and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2023. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody that neutralizes CCL24 activity. In clinical and preclinical studies, CM-101 has been shown to have a favorable safety profile and has been generally well-tolerated to date, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of CM-101 in patients, including a Phase 2 trial in patients with primary sclerosing cholangitis (PSC), a Phase 2a liver fibrosis trial in patients with metabolic dysfunction-associated steatohepatitis (MASH), a Phase 1b study in patients with metabolic dysfunction–associated fatty liver disease (MAFLD) and an investigator-initiated study in patients with severe lung injury. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready with an open U.S. IND. For more information, visit www.chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	June 30,	December 31.
	2024	2023
Assets

Current assets
Cash and cash equivalents	5,036	9,292
Short term bank deposits	7,691	10,492
Restricted cash	74	76
Other receivables and prepaid expenses	654	1,037

Total current assets	13,455	20,897

Non-current assets
Long term prepaid expenses	472	559
Property and equipment, net	276	303
Operating lease right-of-use assets	341	392
Total non-current assets	1,089	1,254

Total assets	14,544	22,151

Current liabilities
Trade payables	1,113	516
Accrued expenses	2,546	3,423
Employee and related expenses	540	823
Operating lease liabilities	109	76

Total current liabilities	4,308	4,838

Non-current liabilities
Operating lease liabilities - long term	251	316

Total non-current liabilities	251	316

Commitments and contingent liabilities

Total liabilities	4,559	5,154

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of June 30, 2024 and 650,000,000 shares as of December 31, 2023;	-	-
Issued and outstanding: 287,183,800 Ordinary shares as of June 30, 2024 and 284,094,700 as of December 31, 2023;	-	-
Additional paid in capital	106,162	105,675
Accumulated deficit	(96,177)	(88,678)

Total shareholders’ equity	9,985	16,997
Total liabilities and shareholders’ equity	14,544	22,151

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Six months	Six months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Operating expenses

Research and development	2,928	5,020	6,080	11,907

General and administrative	840	3,175	1,736	5,337

Total operating expenses	3,768	8,195	7,816	17,244

Financing income, net	137	259	317	576

Loss before taxes	3,631	7,936	7,499	16,668

Taxes on income	-	34	-	55

Net loss for the period	3,631	7,970	7,499	16,723

Basic and diluted loss per Ordinary Share (*)	0.013	0.036	0.026	0.076
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	286,080,133	221,674,130	285,111,876	221,338,951

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares